UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Amendment No. 1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Consolidated-Tomoka Land Co.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

210226106

(CUSIP Number)

Mr. James A. Mitarotonda

c/o Barington Companies Equity Partners, L.P.

888 Seventh Avenue, 17th Floor

New York, NY 10019

(212) 974-5700

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

June 15, 2006

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: .

SCHEDULE 13D

CUSIP No. 210226106

1)		NAMES OF REPORTING PERSONS/
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITITES ONLY)
Barington Companies Equity Partners, L.P.			13-4088890

2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3)		SEC USE ONLY

4)	SOURCE OF FUNDS*	WC

5)		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
116,735

	8)	SHARED VOTING POWER
none

	9)	SOLE DISPOSITIVE POWER
116,735

	10)	SHARED DISPOSITIVE POWER
none

11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
116,735

12)		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.06%

14)		TYPE OF REPORTING PERSON*
PN

SCHEDULE 13D

CUSIP No. 210226106

1)		NAMES OF REPORTING PERSONS/
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Barington Investments, L.P.			20-2871525

2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3)		SEC USE ONLY

4)	SOURCE OF FUNDS*	WC

5)		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
43,479

	8)	SHARED VOTING POWER
none

	9)	SOLE DISPOSITIVE POWER
43,479

	10)	SHARED DISPOSITIVE POWER
none

11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,479

12)		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.77%

14)		TYPE OF REPORTING PERSON*
PN

SCHEDULE 13D

CUSIP No. 210226106

1)		NAMES OF REPORTING PERSONS/
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Barington Companies Advisors, LLC			20-0327470

2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3)		SEC USE ONLY

4)	SOURCE OF FUNDS*	OO

5)		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
43,479

	8)	SHARED VOTING POWER
116,735

	9)	SOLE DISPOSITIVE POWER
43,479

	10)	SHARED DISPOSITIVE POWER
116,735

11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
160,214

12)		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.82%

14)		TYPE OF REPORTING PERSON*
IA, OO

SCHEDULE 13D

CUSIP No. 210226106

1)		NAMES OF REPORTING PERSONS/
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Barington Companies Investors, LLC			13-4126527

2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)
(b)

3)		SEC USE ONLY

4)	SOURCE OF FUNDS*	OO

5)		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
none

	8)	SHARED VOTING POWER
116,735

	9)	SOLE DISPOSITIVE POWER
none

	10)	SHARED DISPOSITIVE POWER
116,735

11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
116,735

12)		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.06%

14)		TYPE OF REPORTING PERSON*
OO

SCHEDULE 13D

CUSIP No. 210226106

1)		NAMES OF REPORTING PERSONS/
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Barington Companies Offshore Fund, Ltd.

2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)
(b)

3)		SEC USE ONLY

4)	SOURCE OF FUNDS*	WC

5)		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
224,086

	8)	SHARED VOTING POWER
none

	9)	SOLE DISPOSITIVE POWER
224,086

	10)	SHARED DISPOSITIVE POWER
none

11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
224,086

12)		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.95%

14)		TYPE OF REPORTING PERSON*
CO

SCHEDULE 13D

CUSIP No. 210226106

1)		NAMES OF REPORTING PERSONS/
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Barington Offshore Advisors, LLC			20-4797640

2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3)		SEC USE ONLY

4)	SOURCE OF FUNDS*	OO

5)		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
224,086

	8)	SHARED VOTING POWER
none

	9)	SOLE DISPOSITIVE POWER
224,086

	10)	SHARED DISPOSITIVE POWER
none

11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
224,086

12)		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.95%

14)		TYPE OF REPORTING PERSON*
IA, OO

SCHEDULE 13D

CUSIP No. 210226106

1)		NAMES OF REPORTING PERSONS/
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Barington Capital Group, L.P.			13-3635132

2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3)		SEC USE ONLY

4)	SOURCE OF FUNDS*	OO

5)		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
384,300

	8)	SHARED VOTING POWER
none

	9)	SOLE DISPOSITIVE POWER
384,300

	10)	SHARED DISPOSITIVE POWER
none

11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
384,300

12)		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.77%

14)		TYPE OF REPORTING PERSON*
PN

SCHEDULE 13D

CUSIP No. 210226106

1)		NAMES OF REPORTING PERSONS/
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LNA Capital Corp.			13-3635168

2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)
(b)

3)		SEC USE ONLY

4)	SOURCE OF FUNDS*	OO

5)		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
384,300

	8)	SHARED VOTING POWER
none

	9)	SOLE DISPOSITIVE POWER
384,300

	10)	SHARED DISPOSITIVE POWER
none

11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
384,300

12)		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.77%

14)		TYPE OF REPORTING PERSON*
CO

SCHEDULE 13D

CUSIP No. 210226106

1)		NAMES OF REPORTING PERSONS/
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
James Mitarotonda

2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)
(b)

3)		SEC USE ONLY

4)	SOURCE OF FUNDS*	OO

5)		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
384,300

	8)	SHARED VOTING POWER
none

	9)	SOLE DISPOSITIVE POWER
384,300

	10)	SHARED DISPOSITIVE POWER
none

11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
384,300

12)		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.77%

14)		TYPE OF REPORTING PERSON*
IN

SCHEDULE 13D

CUSIP No. 210226106

1)		NAMES OF REPORTING PERSONS/
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Starboard Value and Opportunity Master Fund Ltd.

2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)
(b)

3)		SEC USE ONLY

4)	SOURCE OF FUNDS*	WC

5)		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
none

	8)	SHARED VOTING POWER
none

	9)	SOLE DISPOSITIVE POWER
none

	10)	SHARED DISPOSITIVE POWER
none

11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
none

12)		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14)		TYPE OF REPORTING PERSON*
CO

SCHEDULE 13D

CUSIP No. 210226106

1)		NAMES OF REPORTING PERSONS/
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Parche, LLC			20-0870632

2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)
(b)

3)		SEC USE ONLY

4)	SOURCE OF FUNDS*	WC

5)		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
none

	8)	SHARED VOTING POWER
none

	9)	SOLE DISPOSITIVE POWER
none

	10)	SHARED DISPOSITIVE POWER
none

11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
none

12)		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14)		TYPE OF REPORTING PERSON*
OO

SCHEDULE 13D

CUSIP No. 210226106

1)		NAMES OF REPORTING PERSONS/
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Admiral Advisors, LLC			37-1484525

2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)
(b)

3)		SEC USE ONLY

4)	SOURCE OF FUNDS*	none

5)		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
none

	8)	SHARED VOTING POWER
none

	9)	SOLE DISPOSITIVE POWER
none

	10)	SHARED DISPOSITIVE POWER
none

11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
none

12)		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14)		TYPE OF REPORTING PERSON*
IA, OO

SCHEDULE 13D

CUSIP No. 210226106

1)		NAMES OF REPORTING PERSONS/
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ramius Capital Group, L.L.C.			13-3937658

2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)
(b)

3)		SEC USE ONLY

4)	SOURCE OF FUNDS*	OO

5)		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
none

	8)	SHARED VOTING POWER
none

	9)	SOLE DISPOSITIVE POWER
none

	10)	SHARED DISPOSITIVE POWER
none

11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
none

12)		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14)		TYPE OF REPORTING PERSON*
IA, OO

SCHEDULE 13D

CUSIP No. 210226106

1)		NAMES OF REPORTING PERSONS/
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
C4S & Co., L.L.C.			13-3946794

2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)
(b)

3)		SEC USE ONLY

4)	SOURCE OF FUNDS*	OO

5)		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
none

	8)	SHARED VOTING POWER
none

	9)	SOLE DISPOSITIVE POWER
none

	10)	SHARED DISPOSITIVE POWER
none

11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
none

12)		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14)		TYPE OF REPORTING PERSON*
OO

SCHEDULE 13D

CUSIP No. 210226106

1)		NAMES OF REPORTING PERSONS/
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Peter A. Cohen

2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)
(b)

3)		SEC USE ONLY

4)	SOURCE OF FUNDS*	OO

5)		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
none

	8)	SHARED VOTING POWER
none

	9)	SOLE DISPOSITIVE POWER
none

	10)	SHARED DISPOSITIVE POWER
none

11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
none

12)		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14)		TYPE OF REPORTING PERSON*
IN

SCHEDULE 13D

CUSIP No. 210226106

1)		NAMES OF REPORTING PERSONS/
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Morgan B. Stark

2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)
(b)

3)		SEC USE ONLY

4)	SOURCE OF FUNDS*	OO

5)		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
none

	8)	SHARED VOTING POWER
none

	9)	SOLE DISPOSITIVE POWER
none

	10)	SHARED DISPOSITIVE POWER
none

11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
none

12)		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14)		TYPE OF REPORTING PERSON*
IN

SCHEDULE 13D

CUSIP No. 210226106

1)		NAMES OF REPORTING PERSONS/
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jeffrey M. Solomon

2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)
(b)

3)		SEC USE ONLY

4)	SOURCE OF FUNDS*	OO

5)		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
none

	8)	SHARED VOTING POWER
none

	9)	SOLE DISPOSITIVE POWER
none

	10)	SHARED DISPOSITIVE POWER
none

11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
none

12)		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14)		TYPE OF REPORTING PERSON*
IN

SCHEDULE 13D

CUSIP No. 210226106

1)		NAMES OF REPORTING PERSONS/
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas W. Strauss

2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3)		SEC USE ONLY

4)	SOURCE OF FUNDS*	OO

5)		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
none

	8)	SHARED VOTING POWER
none

	9)	SOLE DISPOSITIVE POWER
none

	10)	SHARED DISPOSITIVE POWER
none

11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
none

12)		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14)		TYPE OF REPORTING PERSON*
IN

Item 1.     Security and Issuer.

     This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 19, 2006 (the “Statement”) by and on behalf of Barington Companies Equity Partners, L.P. (“Barington”) and others with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Consolidated-Tomoka Land Co., a Florida corporation (the "Company"). The principal executive offices of the Company are located at 1530 Cornerstone Boulevard, Suite 100, Daytona Beach, Florida 32117.

Item 2.     Identity and Background.

The first and second paragraphs of Item 2 (a) – (c) of the Statement are hereby amended and restated as follows:

     (a) – (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp. and James Mitarotonda (each, a “Reporting Entity” and, collectively, the “Reporting Entities”). The Statement is also being filed by Starboard Value and Opportunity Master Fund Ltd., Parche, LLC, Admiral Advisors, LLC, Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss, who are no longer members of the group as further described in this Item 2.

     As of June 16, 2006, the Reporting Entities are the beneficial owners of, in the aggregate, 384,300 shares of Common Stock, representing approximately 6.77% of the shares of Common Stock presently outstanding.

     The following paragraph shall be added as the penultimate paragraph of Item 2(a)-(c) of the Statement:

     As a result of the transactions described in Item 3 below, Starboard Value and Opportunity Master Fund Ltd., Parche, LLC, Admiral Advisors, LLC, Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss are no longer beneficial owners of shares of Common Stock and will no longer be a party to any further Schedule 13D filings by the Reporting Entities.

Item 3.     Source and Amount of Funds or Other Consideration.

     The information contained in Item 3 of the Statement is hereby amended and supplemented as follows:

     Since the filing of the Statement, the Reporting Entities purchased an aggregate of 74,900 shares of Common Stock. The amount of funds expended for such purchases was approximately $787,357.89 by Barington Companies Equity Partners, L.P., $3,071,686.68 by Barington Companies Offshore Fund Ltd. and $380,979.63 by Barington Investments, L.P. As part of these transactions, on June 15, 2006, Barington Companies Offshore Fund, Ltd. purchased an aggregate of 25,872 shares of Common Stock from Starboard Value and Opportunity Master Fund Ltd. at a market price of $55.20 per share and 4,928 shares of Common Stock from Parche, LLC at a price of $55.20 per share, the price of the Company’s Common Stock on the American Stock Exchange on such date at the time of the transaction.

     All purchases of Common Stock by the Reporting Entities since the filing of the Statement were made in open market transactions except to the extent set forth above. All transactions effected since the filing of the Statement are described in the Schedule attached hereto. All such purchases of Common Stock were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 5.     Interest in Securities of the Issuer.

     (a)      As of June 16, 2006, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 116,735 shares of Common Stock, representing approximately 2.06% of the shares of Common Stock presently outstanding based upon the 5,673,496 shares of Common Stock reported by the Company to be issued and outstanding as of May 1, 2006 in its Form 10-Q filed with the Securities and Exchange Commission on May 10, 2006 (the “Issued and Outstanding Shares”).

     As of June 16, 2006, Barington Investments, L.P. beneficially owns 43,479 shares of Common Stock, constituting approximately 0.77% of the Issued and Outstanding Shares. As of June 16, 2006, Barington Companies Offshore Fund, Ltd. beneficially owns 224,086 shares of Common Stock, constituting approximately 3.95% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Equity Partners, L.P. and the investment advisor and general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 116,735 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. and the 43,479 shares of Common Stock beneficially owned by Barington Investments, L.P., representing an aggregate of 160,214 shares, constituting approximately 2.82% of the Issued and Outstanding Shares. As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 116,735 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., constituting approximately 2.06% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors, LLC may be deemed to beneficially own the 224,086 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting approximately 3.95% of the Issued and Outstanding Shares. As the majority member of Barington Companies Advisors, LLC and Barington Companies Investors, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 116,735 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. and the 43,479 shares of Common Stock beneficially owned by Barington Investments, L.P. As the majority member of Barington Offshore Advisors, LLC, Barington Capital Group, L.P. may also be deemed to beneficially own the 224,086 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 384,300 shares, constituting approximately 6.77% of the Issued and Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 116,735 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 43,479 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 224,086 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 384,300 shares of Common Stock, constituting approximately 6.77% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., Mr. Mitarotonda may be deemed to beneficially own the 116,735 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 43,479 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 224,086 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 384,300 shares of Common Stock, constituting approximately 6.77% of the Issued and Outstanding Shares. Each of Barington Companies Advisors, LLC and Barington Companies Investors, LLC share voting and dispositive power with respect to the 116,735 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. Mr. Mitarotonda has sole voting and dispositive power with respect to the 116,735 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 43,479 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 224,086 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

     The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

     (b)      Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a), except that Barington Companies Advisors, LLC and Barington Companies Investors, LLC have shared authority to vote and dispose of the shares reported as beneficially owned by Barington Companies Equity Partners, L.P.

     Except as set forth above, each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: June 19, 2006

BARINGTON COMPANIES EQUITY PARTNERS, L.P.
By:	Barington Companies Investors, LLC, its general partner
By:	/s/ James A. Mitarotonda

Name: James A. Mitarotonda
Title: Managing Member

BARINGTON INVESTMENTS, L.P.
By:	Barington Companies Advisors, LLC, its general partner
By:	/s/ James A. Mitarotonda

Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES ADVISORS, LLC

By:	/s/ James A. Mitarotonda

Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By:	/s/ James A. Mitarotonda

Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES OFFSHORE FUND, LTD.

By:	/s/ James A. Mitarotonda

Name: James A. Mitarotonda
Title: President

BARINGTON OFFSHORE ADVISORS, LLC

By:	/s/ James A. Mitarotonda

Name: James A. Mitarotonda
Title: Authorized Signatory

BARINGTON CAPITAL GROUP, L.P.
By:	LNA Capital Corp., its general partner
By:	/s/ James A. Mitarotonda

Name: James A. Mitarotonda
Title: President and CEO

LNA CAPITAL CORP.

By:	/s/ James A. Mitarotonda

Name: James A. Mitarotonda
Title: President and CEO

/s/ James A. Mitarotonda

James A. Mitarotonda

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.	ADMIRAL ADVISORS, LLC By: Ramius Capital Group, L.L.C., its sole member
PARCHE, LLC By: Admiral Advisors, LLC, its managing member	RAMIUS CAPITAL GROUP, L.L.C. By: C4S & Co., L.L.C., as managing member

C4S & CO., L.L.C.

 By: /s/ Jeffrey M. Solomon

 Name: Jeffrey M. Solomon

 Title: Authorized Signatory

JEFFREY M. SOLOMON
/s/ Jeffrey M. Solomon

Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

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SCHEDULE

     This schedule sets forth information with respect to each purchase or sale of Common Stock which was effectuated by a Reporting Entity during the past 60 days. All transactions were effectuated in the open market through a broker except to the extent set forth in Item 3 above.

Shares purchased by Barington Companies Equity Partners, L.P.

Date	Number of Shares	Price Per Share	Cost(*)

5/24/2006	806	$57.487	$46,334.52
5/31/2006	341	$57.812	$19,713.89
6/1/2006	868	$57.928	$50,281.50
6/2/2006	2,108	$57.869	$121,987.85
6/5/2006	4,216	$57.688	$243,212.61
6/6/2006	5,332	$57.357	$305,827.52

Shares purchased by Barington Investments, L.P.

Date	Number of Shares	Price Per Share	Cost(*)

5/24/2006	390	$57.487	$22,419.93
5/31/2006	165	$57.812	$9,538.98
6/1/2006	420	$57.928	$24,329.76
6/2/2006	1,020	$57.869	$59,026.38
6/5/2006	2,040	$57.688	$117,683.52
6/6/2006	2,580	$57.357	$147,981.06

Shares purchased by Barington Companies Offshore Fund, Ltd.

Date	Number of Shares	Price Per Share	Cost(*)

5/24/2006	1,404	$57.487	$80,711.75
5/31/2006	594	$57.812	$34,340.33
6/1/2006	1,512	$57.928	$87,587.14
6/2/2006	3,672	$57.869	$212,494.97
6/5/2006	7,344	$57.688	$423,660.67
6/6/2006	9,288	$57.357	$532,731.82
6/15/2006	30,800	$55.200	$1,700,160.00

Shares sold by Starboard Value and Opportunity Master Fund Ltd.

Date	Number of Shares	Price Per Share	Cost(*)

6/15/2006	(25,872)	$55.200	($1,428,134.40)

Shares sold by Parche, LLC

Date	Number of Shares	Price Per Share	Cost(*)

6/15/2006	(4,928)	$55.200	($272,025.60)

(*) Excludes commissions and other execution-related costs.